SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                            HOSPOSABLE PRODUCTS, INC.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    441069101
                                    ---------
                                 (CUSIP Number)

           Donald C. MacMartin            Kenneth E. Adelsberg
           G. H. Wood + Wyant Inc.        Winthrop, Stimson, Putnam
           1475 32nd Avenue                  & Roberts
           Lachine (Quebec) H8T3J1        New York, New York 10004
           514-636-9926                   212-858-1000
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 11, 1996
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Check the following box if a fee is being paid with this
Statement:   |X|

                                  SCHEDULE 13D

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                            |
CUSIP NO. 441069101         |
                            |
- -----------------------------

- --------------------------------------------------------------------------------



         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  G.H. Wood + Wyant Inc.
                                  (formerly Wyant & Company Limited)
- --------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a)  |X|
                                  (b)  |_|
- --------------------------------------------------------------------------------


         3.       SEC USE ONLY

- --------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                  WC; BK
- --------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                  |_|
- --------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Canada
- --------------------------------------------------------------------------------


NUMBER OF                         7.       SOLE VOTING POWER
SHARES                                     937,690 shares of Common Stock
BENEFICIALLY                      ----------------------------------------------
OWED BY                           8.       SHARED VOTING POWER
EACH PERSON                                0
WITH                              ----------------------------------------------
                                  9.      SOLE DISPOSITIVE POWER
                                          937,690 shares of Common Stock
                                  ----------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER
                                           0
- --------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                  937,690 shares of Common Stock
- --------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                  |_|
- --------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                                  55.4%
- --------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                  CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- -----------------------------
                            |
CUSIP NO. 441069101         |
                            |
- -----------------------------

- --------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                James A. Wyant
- --------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)      |X|
                                (b)      |_|
- --------------------------------------------------------------------------------


         3.       SEC USE ONLY

- --------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                AF
- --------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                |_|
- --------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                Canada
- --------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   0 (See Items 4 and 5)
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                9.       SOLE DISPOSITIVE POWER
                                         0 (See Items 4 and 5)
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                         0
- --------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                  0 (See Items 4 and 5)
- --------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                  |X|
                      Reporting Person disclaims beneficial
                     ownership of any shares of Common Stock
- --------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                  0
- --------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                  IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- -----------------------------
                            |
CUSIP NO. 441069101         |
                            |
- -----------------------------

- --------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  John Derek Wyant, M.D.
- --------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a)      |X|
                                  (b)      |_|
- --------------------------------------------------------------------------------


         3.       SEC USE ONLY

- --------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                  AF
- --------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                    |_|

- --------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Canada
- --------------------------------------------------------------------------------


NUMBER OF                           7.       SOLE VOTING POWER
SHARES                                       0 (See Items 4 and 5)
BENEFICIALLY                        --------------------------------------------
OWNED BY                            8.       SHARED VOTING POWER
EACH PERSON                                  0
WITH                                --------------------------------------------
                                    9.       SOLE DISPOSITIVE POWER
                                             0 (See Items 4 and 5)
                                    --------------------------------------------
                                    10.      SHARED DISPOSITIVE POWER
                                              0
- --------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                  0 (See Items 4 and 5)
- --------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                  |X|
                      Reporting Person disclaims beneficial
                     ownership of any shares of Common Stock
- --------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                  0
- --------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                  IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- -----------------------------
                            |
CUSIP NO. 441069101         |
                            |
- -----------------------------

- --------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Lynne Emond
- --------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a)      |X|
                                      (b)      |_|
- --------------------------------------------------------------------------------


         3.       SEC USE ONLY

- --------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                      AF
- --------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                      |_|
- --------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Canada
- --------------------------------------------------------------------------------


NUMBER OF                             7.       SOLE VOTING POWER
SHARES                                         0 (See Items 4 and 5)
BENEFICIALLY                          ------------------------------------------
OWNED BY                              8.       SHARED VOTING POWER
EACH PERSON                                    0
WITH                                 -------------------------------------------
                                      9.       SOLE DISPOSITIVE POWER
WITH                                           0 (See Items 4 and 5)
                                      ------------------------------------------
                                      10.      SHARED DISPOSITIVE POWER
                                               0
- --------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                  0 (See Items 4 and 5)
- --------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                  |X|
                      Reporting Person disclaims beneficial
                     ownership of any shares of Common Stock
- --------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                  0
- --------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                  IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- -----------------------------
                            |
CUSIP NO. 441069101         |
                            |
- -----------------------------

- --------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Gerald W. Wyant
- --------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a)      |X|
                                  (b)      |_|
- --------------------------------------------------------------------------------


         3.       SEC USE ONLY

- --------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                  AF
- --------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                  |_|
- --------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Canada
- --------------------------------------------------------------------------------


NUMBER OF                         7.       SOLE VOTING POWER
SHARES                                     0 (See Items 4 and 5)
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8.       SHARED VOTING POWER
EACH PERSON                                0
WITH                              ----------------------------------------------
                                  9.       SOLE DISPOSITIVE POWER
                                           0 (See Items 4 and 5)
                                  ----------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER
                                           0
- --------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                  0 (See Items 4 and 5)
- --------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                  |X|
                      Reporting Person disclaims beneficial
                     ownership of any shares of Common Stock
- --------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                  0
- --------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                  IN
- --------------------------------------------------------------------------------

                                AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D


                  The items identified below are amended and restated as set forth below.


Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Hosposable Products, Inc., a New York corporation (the "Company"), the principal executive offices of which are located at 100 Readington Road, Somerville, New Jersey 08876.

Item 2.           Identity and Background.

                  This  statement  is being  filed on  behalf  of the  following corporation and individuals (the "Filing Parties"), which together may constitute a group pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Act"):

         A. G. H. Wood + Wyant Inc. (formerly Wyant & Company Limited), a Canadian corporation ("Wyant"). The principal business of Wyant is the manufacture and distribution of a broad range of industrial and institutional janitorial products, principally for the maintenance of washrooms, floors, carpets and general cleaning, including paper hand towels, bathroom tissue, related sanitary paper products, janitorial chemicals, caretaking supplies and food service and health care products. Its address is 1475 32nd Avenue, Lachine, Quebec.

                  The names, business addresses, and citizenship of the executive officers and directors of Wyant are set forth on Exhibit B hereto (the executive officers and directors are referred to herein as the "Directors and Officers").

         B. James A. Wyant. James Wyant, a citizen of Canada, is the Vice Chairman and a Director of Wyant and his business address is 1475 32nd Avenue, Lachine, Quebec.

         C. John Derek Wyant, M.D. Derek Wyant, a citizen of Canada, is a Surgeon at Port Arthur Clinic and a Director of Wyant, and his business address is 194 North Court Street, Thunder Bay North, Ontario.

         D. Lynne Emond. Lynne Emond, a citizen of Canada, currently has no business occupation and her residence is 407 Morningside Crescent, Dollard des Ormeaux, Quebec.

         E. Gerald W. Wyant. Gerald Wyant, a citizen of Canada, is the Chairman and a Director of Wyant and his business address is 1475 32nd Avenue, Lachine, Quebec.

                  During the last five years, none of the Filing Parties nor any Directors and Officers of Wyant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Wyant purchased the shares of Common Stock, as described below in Item 5 herein, with working capital, although a portion of the shares which were purchased upon exercise of the options described herein were paid out of bank borrowings pursuant to a long-standing open line of credit between Wyant and The Bank of Nova Scotia.

                  James Wyant, Derek Wyant, Lynne Emond and Gerald Wyant will purchase their respective shares of stock in the Company as set forth in the Wyant Agreement (as defined below) by exchanging their respective shareholdings in Wyant.

Item 4.   Purpose of Transaction.

                  Wyant's interest in the Company, through its initial investment in the Company, was based on a business strategy of pursuing broader participation in the institutional pulp and paper market. Wyant was attracted to the Company because of its ability to manufacture and market value added pulp and tissue based disposable products targeted to niche segments of the growing health care industry and thereby assure raw material and product availability to Wyant's salesmen who call upon many of Canada's corporations. The shares of Common Stock purchased thereafter were in furtherance of the relationships described in Item 6 below. Upon its acquisition of a majority of the shares of Common Stock in the Company, Wyant intended to vote all of its shares of Common Stock which it beneficially owned, directly or indirectly, at the next meeting of the Company's shareholders such that a majority of the members of the Board of Directors of the Company would be designees of Wyant. Wyant also sought to cause, on or about the date of such shareholders meeting, the terms of all of the members of the Board of Directors of the Company to be for one year and to delete the provisions in the Company's organization documents related to staggered terms of the said members of the Board of Directors.

                  Except  as  otherwise  described  below,  none  of the  Filing
Parties has present plans or proposals which relate to, or which would result in, any changes specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Each of the Filing Parties reserves the right to adopt, and to seek to implement, any such plans or proposals that may seem appropriate in the future. Each of the Filing Parties may also determine to sell its shares of Common Stock if any such Filing Party deems it to be appropriate based on the conditions existing at the time.

                  On June 11, 1996, Wyant made a proposal to the Company with respect to the proposed purchase by the Company of substantially all of the operating assets of Wyant (the "Hosposable Transaction"). Under the proposal, the Company would form a new Canadian subsidiary. This subsidiary would purchase the business and operating assets and assume the operating liabilities of Wyant for $4.4 million in cash, 4% cumulative preferred shares of the Canadian subsidiary having an aggregate liquidation preference of $4.1 million, which shares of the Canadian subsidiary would be mandatorily redeemable over ten (10) years and one million preferred shares having an aggregate liquidation preference of $7.5 million and which shares would be convertible into one million shares of Company common stock. The total value of the transaction is estimated to be $16 million. Any profits or losses retained by Wyant from January 1, 1996 until the closing date will be for the benefit of (or assumed by) Wyant and will be reflected by adjusting the amount of 4% cumulative preferred shares issued in the transaction.

                  Final acceptance of the Hosposable Transaction would be conditioned, among other things, on the approval of the Board of Directors of the Company. If the Board of Directors of the Company approves the transaction, it will be submitted to the shareholders of the Company in accordance with the applicable rules of the NASD. If the transaction receives all necessary approvals, it is contemplated that the transaction will close in early January, 1997.

                  In connection with the Hosposable Transaction, James Wyant, Derek Wyant, Lynne Emond and Gerald Wyant entered into a Memorandum of Agreement (the "Wyant Agreement") with Wyant dated as of May 2, 1996, whereby Derek Wyant, Lynne Emond and Gerald Wyant have agreed, subject to the Hosposable Transaction being consummated, to exchange their existing stock in Wyant for a combination of cash, promissory notes or preferred shares of Wyant and shares of the Company, and Wyant has agreed to acquire the stock of Derek Wyant, Lynne Emond and Gerald Wyant.

                  Pursuant to the terms of the Wyant Agreement, in the event the Hosposable Transaction is completed, then Derek Wyant and Lynne Emond will exchange, at the time of completion of the Hosposable Transaction, their shareholdings in Wyant for consideration to each of Derek Wyant and Lynne Emond, of the aggregate of $1 million in cash, and $1.75 million in preferred shares or promissory notes of Wyant and 238,000 shares of the Company plus one-twelfth of any additional Company shares (or shares exchangeable into Company stock) which may be received by Wyant or by James Wyant's holding company for value in excess of the book value of Wyant in the Hosposable Transaction (including any "earn-out" shares). In addition, Gerald Wyant will exchange his shareholdings in Wyant for $2.4 million in cash and 146,000 shares of the Company.

                  To the extent Wyant has any amount in its capital dividend account, the first $2.4 million in the capital dividend account will be transferred to Gerald Wyant, with any excess in the capital dividend account to be divided equally among James Wyant, Derek Wyant and Lynne Emond.

                  The  aforesaid   discussion  is  a  summary  of  only  certain
provisions of the Memorandum of Agreement, which is attached as Exhibit C to this Amendment to Schedule 13D. Such summary is qualified in its entirety by reference to the Memorandum of Agreement.

Item 5.           Interest in Securities of the Issuer.

                  (a)      List of Acquisitions:

                  1. On April 9, 1990, by entering into the Company Agreement (as defined below), Wyant agreed to purchase 229,288 shares of Common Stock and to be granted options to purchase an additional 899,859 shares of Common Stock of the Company, or 53.1% of the outstanding shares of Common Stock (after giving effect to the transactions contemplated in the Company Agreement and the Shareholder Agreement (as defined below)). Pursuant to Rule 13d-4 of the Act, Wyant disclaimed beneficial ownership, as of such date, of any shares of Common Stock.

                  2. On July 10, 1990, Wyant, pursuant to the rights granted under the Company Agreement, became the direct beneficial owner of a total of 229,288 shares of Common Stock, constituting 13.7% of the then outstanding Common Stock of the Company. In addition, Wyant was granted options to purchase up to 899,859 additional shares of Common Stock of the Company.

                  3. On February 1, 1991, Wyant, by exercise of the aforementioned options to purchase 443,702 additional shares of Common Stock and by purchasing 5,000 shares of Common Stock from Leonard Schramm, became the beneficial owner of a total of 677,990 shares of Common Stock which represented 40.6% of the then outstanding shares of Common Stock of the Company. In addition, Wyant continued to hold options to purchase 456,157 additional shares of Common Stock of the Company.

                  4. On April 5, 1994, after giving effect to the purchase of 97,500 additional shares of Common Stock reflected on Annex A attached hereto, Wyant became the beneficial owner of a total of 775,490 shares of Common Stock, constituting 45.9% of the then outstanding shares of Common Stock of the

Company. In addition, Wyant continued to hold options to purchase up to 456,157 additional shares of Common Stock of the Company.

                  5. On June 29, 1994, after giving effect to the purchase of 47,400 additional shares of Common Stock as reflected on Annex A attached hereto, Wyant became the beneficial owner of 822,890 shares of Common Stock, constituting 48.6% of the then outstanding shares of Common Stock of the Company. In addition, Wyant continued to hold options to purchase up to 456,157 additional shares of Common Stock of the Company.

                  6. On August 4, 1994, after giving effect to the purchase of 26,000 additional shares of Common Stock as reflected on Annex A attached hereto, Wyant became the beneficial owner of 848,890 shares of Common Stock, constituting 50.2% of the then outstanding shares of Common Stock of the Company. In addition, Wyant continued to hold options to purchase up to 456,157 additional shares of Common Stock of the Company.

                  7. On September 29, 1994, after giving effect to the purchase of 41,600 additional shares of Common Stock as reflected on Annex A attached hereto, Wyant became the beneficial owner of 890,490 shares of Common Stock, constituting 52.6% of the then outstanding shares of Common Stock of the Company. In addition, Wyant continued to hold options to purchase up to 456,157 additional shares of Common Stock of the Company.

                  8. On October 6, 1994, after giving effect to the purchase of 100 additional shares of Common Stock as reflected on Annex A attached hereto, Wyant became the beneficial owner of 890,590 shares of Common Stock, constituting 52.6% of the then outstanding shares of Common Stock of the Company. In addition, Wyant continued to hold options to purchase up to 456,157 additional shares of Common Stock of the Company.

                  9. On October 27, 1995, after giving effect to the purchase of 25,600 additional shares of Common Stock as reflected on Annex A attached hereto, Wyant became the beneficial owner of 916,190 shares of Common Stock, constituting 54.1% of the then outstanding shares of Common Stock of the Company.

                  10. On December 26, 1995, after giving effect to the purchase of 21,500 additional shares of Common Stock as reflected on Annex A attached hereto, Wyant became the beneficial owner of 937,690 shares of Common Stock, constituting 55.4% of the then outstanding shares of Common Stock of the Company.

                  As of the close of business on June 11, 1996, Wyant owned a total of 937,690 shares of Common Stock, which represented 55.4% of the then issued and outstanding shares of Common Stock of the Company.

                  Pursuant to Rule 13d-4 of the Act, each of James Wyant, Derek Wyant, Lynne Emond and Gerald Wyant disclaims beneficial ownership, as of the date hereof, of any shares of Common Stock.

                  (b) Wyant has the sole power, and not the shared power, to vote or to direct the vote and to discuss or direct the disposition of all 937,690 shares owned by Wyant. Subject to the disclaimer as to beneficial ownership cited in Item 5(a) above, each of James Wyant, Derek Wyant, Lynne Emond and Gerald Wyant disclaims any voting power in any shares of Common Stock of the Company.

                  (c) There have been no transactions in the Company's Common Stock that were effected over the past 60 days, other than described in this Amendment No. 10 to Schedule 13D.

                  (d) Except as otherwise disclosed herein, with respect to the 937,690 shares of Common Stock held by Wyant, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds of the sale of, such securities.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  On April 9, 1990, the Company entered into a Company Stock Purchase and Option Agreement (the "Company Agreement") with Wyant, pursuant to which the Company agreed to issue and sell 229,288 new shares of its Common Stock to Wyant at $5.75 per share and further agreed to grant Wyant a five-year option to purchase an additional 456,157 shares of Common Stock at varying prices but in any event at not less than $7.00 per share. The issuance of the Common Stock pursuant to the Company Agreement required an increase in the Company's authorized Common Stock to 3,000,000 shares from the then current level of 2,000,000 shares, which in turn required the amendment of the Company's Certificate of Incorporation (the "Amendment"). The transactions contemplated by the Company Agreement were consummated on July 10, 1990.

                  The aforesaid discussion is a summary of only certain provisions of the Company Agreement, which is incorporated by reference in Exhibit E to this Amendment to Schedule 13D. Such summary is qualified in its entirety by reference to the Company Agreement.

                  On April 9, 1990, the Company and Bridgewater Manufacturing Corp., the Company's wholly owned subsidiary (collectively the "Supplier"), entered into a Supply Agreement (the "Supply Agreement") with Wyant, pursuant to which Wyant agreed to purchase from the Company up to 72 hours of production per week, amounting to the whole or nearly all of the unused production capacity of the Company's air-laid fabric production machine, which production represents the increase in the production of the Supplier's air-laid machine. The term of the Supply Agreement is effective for a period of 6 years commencing on the Closing Date (as defined in the Supply Agreement), and shall be extended for successive renewal terms of 12 months unless notice of intent to terminate is given by either party to the other at least 6 months prior to the end of the initial or any renewal term. The Company currently manufactures the air- laid non-woven fabrics, which have been used both as raw materials by the Company and also sold to converters who produce a wide range of consumer and industrial products, mostly for dusting, wiping and cleaning. This increased production was agreed to be phased in by the Supplier during a 3 to 6 month period following the Closing Date, and during this phase-in period, Wyant agreed to use its best efforts to purchase any production, up to 72 hours of production, in excess of the Supplier's current production level.

                  Both parties may terminate the Supply Agreement, if, in the reasonable opinion of such party, the other party will not be able to comply with the terms of the Supply Agreement and such other party has filed for bankruptcy, entered into a composition with creditors, had a receiver appointed or had a bankruptcy proceeding filed against it and such proceeding shall not have been dismissed within 30 days of such filing. The Supply Agreement may also be terminated if either party is in material default of any of its respective conditions or obligations under the Supply Agreement and such conditions or obligations have not been cured within 30 days after notice of such default. The transactions contemplated by the Supply Agreement were consummated on the Closing Date.

                  On February 27, 1991, the parties entered into an Amendment to Supply Agreement, pursuant to which the Company was required only to advise Wyant of the availability of production time on its equipment, to use its best efforts to meet Wyant's demands for air-laid production time and, if unable to meet such demands, to use its best efforts to obtain additional equipment to comply with such demands. In exchange, Wyant provided the Company with a right of first refusal in respect of all of Wyant's requirements for airlaid product.

                  The  aforesaid   discussion  is  a  summary  of  only  certain
provisions of the Supply Agreement, which is incorporated by reference in Exhibit F to this Amendment to Schedule 13D, and the Amendment to Supply Agreement, which is attached as Exhibit D to this Amendment to Schedule 13D.

                  On April 9, 1990, the Company and Wyant entered into a Marketing and Sales Support Agreement (the "Marketing Agreement") under which the Company agreed to be paid for providing services based upon and in respect of its air-laid fabric production and marketing expertise. Wyant requested these services because of the intricate nature and novelty of the air-laid technology which

Wyant was purchasing pursuant to the Supply Agreement. In addition, the Company agreed to designate Wyant as its exclusive Canadian distributor for 6 years for all products which are manufactured by the Company for distribution in Canada (except that Baxter Travenol (Canada) Inc. may continue as the Company's distributor in Canada) and all products which are specifically manufactured by the Company pursuant to Wyant's request. Any product manufactured by the Company at Wyant's request may be sold by the Company in the United States with a 5% royalty to be paid to Wyant on all such U.S. sales.

                  The Marketing Agreement commenced on the Closing Date (as defined in the Marketing Agreement) and terminates 6 years thereafter. In consideration for the services supplied by the Company to Wyant, Wyant paid to the Company $100,000 on the Closing Date and agreed to pay $200,000 semi-annually thereafter on June 30 and December 31 of each year in 9 semi-annual payments for a total consideration of $l,900,000.

                  The aforesaid discussion is a summary of only certain provisions of the Marketing Agreement, which is incorporated by reference in Exhibit G to this Amendment to Schedule 13D. Such summary is qualified in its entirety by reference to the Marketing Agreement.

                  On April 9, 1990, Wyant and the Company's then Chairman and President, Leonard Schramm ("Schramm"), entered into a Stock Option Agreement (the "Shareholder Agreement") whereby Schramm agreed to grant options to Wyant ("Schramm Option Shares") to purchase, at $5.75 per share, 443,702 shares of Common Stock, which included all 156,702 shares of Common Stock that he owned and 287,000 shares of Common Stock which he had the option to purchase on the Company Closing Date (as defined in the Shareholder Agreement). Schramm exercised these options on the Company Closing Date. In order to provide Schramm with the funds to exercise the options on the 287,000 shares, Wyant loaned Schramm the sum of $796,410 on terms set forth in a secured promissory note, which note was subsequently satisfied in full. The aggregate exercise price payable by Schramm upon the exercise of his options to purchase such 287,000 shares of Common Stock was $796,410.

                  The aforesaid discussion is a summary of only certain provisions of the Shareholder Agreement, which is incorporated by reference in Exhibit H to this Amendment to Schedule 13D. Such summary is qualified in its entirety by reference to the Shareholder Agreement.

Item 7.           Material to be Filed as Exhibits.

Exhibit A.         Joint Filing Agreement,  dated June 11, 1996, by and among G.
                   H. Wood + Wyant Inc., James A. Wyant, John Derek Wyant, M.D.,
                   Lynne Emond and Gerald W. Wyant.

Exhibit B.         List of Directors and Officers of G. H. Wood + Wyant Inc.

Exhibit C.         Memorandum  of  Agreement,  dated May 2, 1996,  between  John
                   Derek Wyant,  M.D.,  Lynne Emond,  James A. Wyant,  Gerald W.
                   Wyant and G. H. Wood + Wyant Inc.

Exhibit D.         Amendment to the Supply  Agreement,  dated February 27, 1991, between Hosposable Products, Inc. and G. H. Wood + Wyant Inc.

Exhibit E.         Company Stock Purchase and Option  Agreement,  dated April 9,
                   1990,  between  Hosposable  Products,  Inc.  and G. H. Wood +
                   Wyant Inc.  (incorporated  by  reference  from  Exhibit II of
                   Schedule 13D relating to Hosposable  Products,  Inc. filed on
                   May 14, 1990 on behalf of G. H. Wood + Wyant Inc.).

Exhibit F.         Supply  Agreement,  dated April 9, 1990,  between  Hosposable
                   Products, Inc. and G. H. Wood + Wyant Inc. (incorporated by reference from Exhibit III of Schedule 13D relating to Hosposable Products, Inc. filed on May 14, 1990 on behalf of
                   G. H. Wood + Wyant Inc.).

Exhibit G.         Marketing and Sales Support  Agreement,  dated April 9, 1990, between Hosposable Products, Inc. and G. H. Wood + Wyant Inc.
                   (incorporated by reference from Exhibit IV of Schedule 13D relating to Hosposable Products, Inc. filed on May 14, 1990 on behalf of G. H. Wood + Wyant Inc.).

Exhibit H.         Stock Option Agreement,  dated April 9, 1990, between Leonard
                   Schramm  and  G.  H.  Wood  +  Wyant  Inc.  (incorporated  by
                   reference   from  Exhibit  V  of  Schedule  13D  relating  to
                   Hosposable Products,  Inc. filed on May 14, 1990 on behalf of
                   G. H. Wood + Wyant Inc.).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         G. H. WYANT + WOOD INC.



DATED:  June 11, 1996                    By: /s/ Donald C. MacMartin
                                             ------------------------
                                             Donald C. MacMartin
                                             President



                                             /s/ James A. Wyant
                                             -------------------------
                                                 James A. Wyant


                                             /s/ John Derek Wyant, M.D.
                                             -------------------------
                                                 John Derek Wyant, M.D.


                                             /s/ Lynne Emond
                                             -------------------------
                                                 Lynne Emond


                                             /s/ Gerald W. Wyant
                                             -------------------------
                                                 Gerald W. Wyant

                                                               ANNEX A

                           PURCHASE OF COMMON STOCK BY
                             G. H. WOOD + WYANT INC.



TRANSACTION                    AMOUNT OF                        PRICE PER
DATE                           STOCK                            SHARE

December 17, 1991              3,000                             $5.00

December 20, 1991              3,000                             $5.00

September 17, 1992             7,500                             $5.00

September 21, 1992             4,000                             $5.00

October 5, 1992                2,500                             $5.00

October 16, 1992               1,500                             $4.75

May 20, 1993                   4,000                             $4.50

May 24, 1993                   6,000                             $4.75

November 4, 1993               5,000                             $6.75

November 9, 1993               7,000                             $6.75

November 11, 1993              5,000                             $6.75

November 15, 1993              5,000                             $6.75

November 23, 1993             10,000                             $6.75

November 24, 1993              5,000                             $6.75

November 29, 1993              5,000                             $6.75

March 2, 1994                  6,000                           $6.0625

March 18, 1994                 3,000                          $6.78125

March 24, 1994                 5,000                          $6.78125

March 30, 1994                 5,000                          $6.78125

April 5, 1994                  5,000                          $6.78125

SUBTOTAL:                     97,500

May 20, 1994                  15,000                          $8.53125

May 27, 1994                   3,500                          $8.53125

June 9, 1994                   3,700                          $9.03125

June 17, 1994                  4,500                          $9.03125

TRANSACTION                    AMOUNT OF                        PRICE PER
DATE                           STOCK                            SHARE

June 21, 1994                  6,700                          $9.03125

June 23, 1994                  4,000                          $9.03125

June 27, 1994                  5,000                          $9.03125

June 29, 1994                  5,000                             $9.00

SUBTOTAL:                     47,400

June 5, 1994                   5,000                          $9.03125

July 13, 1994                  6,000                            $8.866

August 1, 1994                 5,000                          $8.53125

August 3, 1994                 5,000                            $7.875

August 4, 1994                 5,000                             $7.33

SUBTOTAL:                     26,000

August 16, 1994                5,000                             $7.70

August 26, 1994                3,000                            $8.375

September 8, 1994              5,000                           $8.8125

September 16, 1994             5,000                            $8.875

September 21, 1994             6,000                           $8.8125

September 23, 1994            11,000                          $8.71875

September 29, 1994             6,600                          $8.53125

SUBTOTAL:                     41,600

October 6, 1994                  100                             $8.25

SUBTOTAL:                        100

September 26, 1995              2,500                            $7.00

October 5, 1995                 4,000                            $7.50

October 13, 1995                8,000                            $8.00

October 26, 1995                6,100                            $7.77

October 27, 1995                5,000                            $7.75

SUBTOTAL:                      25,600

November 3, 1995                5,000                            $7.77

November 13, 1995               7,000                            $7.78

TRANSACTION                    AMOUNT OF                        PRICE PER
DATE                           STOCK                            SHARE

December 1, 1995                4,000                             $7.38

December 26, 1995               5,500                           $7.0625

SUBTOTAL:                      21,500

                                  EXHIBIT INDEX


Exhibit A.         Joint Filing Agreement,  dated June 11, 1996, by and among G.
                   H. Wood + Wyant Inc., James A. Wyant, John Derek Wyant, M.D.,
                   Lynne Emond and Gerald W. Wyant.

Exhibit B.         List of Directors and Officers of G. H. Wood + Wyant Inc.

Exhibit C.         Memorandum  of  Agreement,  dated May 2, 1996,  between  John
                   Derek Wyant,  M.D.,  Lynne Emond,  James A. Wyant,  Gerald W.
                   Wyant and G. H. Wood + Wyant Inc.

Exhibit D.         Amendment to the Supply  Agreement,  dated February 27, 1991, between Hosposable Products, Inc. and G. H. Wood + Wyant Inc.

Exhibit E.         Company Stock Purchase and Option  Agreement,  dated April 9,
                   1990,  between  Hosposable  Products,  Inc.  and G. H. Wood +
                   Wyant Inc.  (incorporated  by  reference  from  Exhibit II of
                   Schedule 13D relating to Hosposable  Products,  Inc. filed on
                   May 14, 1990 on behalf of G. H. Wood + Wyant Inc.).

Exhibit F.         Supply  Agreement,  dated April 9, 1990,  between  Hosposable
                   Products, Inc. and G. H. Wood + Wyant Inc. (incorporated by reference from Exhibit III of Schedule 13D relating to Hosposable Products, Inc. filed on May 14, 1990 on behalf of
                   G. H. Wood + Wyant Inc.).

Exhibit G.         Marketing and Sales Support  Agreement,  dated April 9, 1990, between Hosposable Products, Inc. and G. H. Wood + Wyant Inc.
                   (incorporated by reference from Exhibit IV of Schedule 13D relating to Hosposable Products, Inc. filed on May 14, 1990 on behalf of G. H. Wood + Wyant Inc.).

Exhibit H.         Stock Option Agreement,  dated April 9, 1990, between Leonard
                   Schramm  and  G.  H.  Wood  +  Wyant  Inc.  (incorporated  by
                   reference   from  Exhibit  V  of  Schedule  13D  relating  to
                   Hosposable Products,  Inc. filed on May 14, 1990 on behalf of
                   G. H. Wood + Wyant Inc.).

                                                                EXHIBIT A

                             JOINT FILING AGREEMENT



                  The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.


                                         G. H. WYANT + WOOD INC.



DATED:  June 11, 1996                    By: /s/ Donald C. MacMartin
                                             ---------------------------
                                                 Donald C. MacMartin
                                                 President


                                             /s/ James A. Wyant
                                             ---------------------------
                                                 James A. Wyant


                                             /s/ John Derek Wyant, M.D.
                                             ---------------------------
                                                 John Derek Wyant, M.D.


                                             /s/ Lynne Emond
                                             ---------------------------
                                                 Lynne Emond


                                             /s/ Gerald W. Wyant
                                             ---------------------------
                                                 Gerald W. Wyant

                                                        EXHIBIT B


NAME AND BUSINESS                        POSITION WITH THE                  PRINCIPAL
   ADDRESS                                   COMPANY                        OCCUPATION                      CITIZENSHIP

Gerald W. Wyant                          Chairman and Director              Chairman of G. H. Wood +        Canadian
G. H. Wood + Wyant Inc.                                                     Wyant Inc.
1475 - 32nd Avenue
Lachine, Quebec

James A. Wyant                           Vice Chairman and Director         Vice Chairman of G. H.          Canadian
G. H. Wood + Wyant Inc.                                                     Wood + Wyant Inc.
1475 - 32nd Avenue
Lachine, Quebec

Donald C. MacMartin                      President and Director             President of G. H. Wood +       Canadian
G. H. Wood + Wyant Inc.                                                     Wyant Inc.
1475 - 32nd Avenue
Lachine, Quebec

John Derek Wyant, M.D.                   Director                           Surgeon at Fort Arthur          Canadian
Port Arthur Clinic                                                          Clinic
194 North Court Street
Thunder Bay North, Ont.

J. Maurice Desrosiers                    Director                                                           Canadian
4450 Promenade Paton,
Apartment No. 511
Ile Paton, Laval, Quebec

Richard J. Charles                       Director                           Vice President of Paper         United States
Paper Converting Machine Co. Inc.                                           Converting Machine Co.
2300 So. Ashland Avenue                                                     Inc.
Green Bay, Wisconsin

Bernard Lemaire                          Director                           Chairman of Cascades Inc.       Canadian
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey-Falls, Quebec

Lorne C. Webster                         Director                           President of Prenor Group       Canadian
Prenor Group Ltd.                                                           Ltd.
1100 University St.
12th Floor
Montreal, Quebec

John B. Wight, F.C.A.                    Director                                                           Canadian
G. H. Wood + Wyant Inc.
1475 - 32nd Avenue
Lachine, Quebec


                                                          EXHIBIT C

MEMORANDUM OF AGREEMENT ENTERED INTO AS OF THE 2ND DAY OF MAY, 1996


BY AND BETWEEN:     DEREK WYANT, hereinafter referred to as "Derek"

AND:                LYNNE EMOND, hereinafter referred to a "Lynne"

AND:                JIM WYANT, hereinafter referred to as "Jim"

AND:                GERALD WYANT, hereinafter referred
                    to as "Gerald"

AND: G.H. WOOD + WYANT INC., herein represented by Jim Wyant and hereinafter referred to as the "Company"


     WHEREAS Lynne and Derek each own 100 Class "B" preferred shares of the Company;

     WHEREAS Jim owns 100 common shares of the Company;

     WHEREAS Gerald owns 100 Class "A" preferred shares of the Company;

     WHEREAS the Company is considering approaching Hosposable Products, Inc. (hereinafter "Hosposable") about selling its assets or transferring control of the Company to Hosposable in return for, inter alia, shares exchangeable into Hosposable stock (hereinafter the "Hosposable transaction") although the parties recognize that no decision has been made until there are discussions with the Hosposable management and directors regarding its strategic objectives, and there is no way to predict what the terms or structure of any particular transaction with Hosposable might be;

     WHEREAS if the Hosposable transaction proceeds, Derek, Lynne and Gerald have agreed to exchange their existing stock in the Company for cash, promissory notes or preferred shares of the Company and shares of Hosposable, and the Company has agreed to acquire the stock of Derek, Lynne and Gerald, the whole under the terms and conditions hereafter mentioned.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH AS FOLLOWS:

       1. The preamble shall form an integral part hereof:

       2. It is agreed that if the Hosposable transaction is completed, then each of Derek and Lynne will exchange, at the time of completion of the Hosposable transaction ("Closing"), their shareholdings in the Company, and the Company shall acquire such shareholdings, the whole for a consideration, payable to each of Derek and Lynne, of the aggregate of the following:

                  i)
                         $1 million cash, payable at the Closing;

                  ii)
                         $1,750,000 worth of preferred shares or promissory notes of the Company, or a combination of both, which will bear an interest rate (or a dividend rate) of a minimum of 4% per annum, payable monthly, or such greater amount as is received by the Company from Hosposable on the debt or preferred shares the Company may received on the Hosposable transaction. Such notes or preferred shares totalling $1,750,000 to each of Lynne and Derek will be repaid or redeemed over a maximum period of ten years (i.e. one-tenth of the capital per year) commencing on the first anniversary of the Closing. However, should the Company receive an earlier payment from Hosposable on its balance of sale or preferred shares from the Hosposable transaction, then the Company will accelerate the payments to Derek and Lynne to match its cash receipts from Hosposable. It is further agreed that Derek and Lynne acting together can choose whether or not they wish to hold preferred shares or promissory notes, or a combination of both, of the Company totalling $1,750,000 as long as the total amount of interest or dividends paid is as indicated above and that the rhythm of the payment of capital is in accordance with the above. The obligation to pay the dividend on the preferred shares and/or the interest on the promissory notes and the obligation to redeem the preferred shares and/or repay the promissory notes, as aforementioned, shall be secured by a first-ranking charge on all of the assets and undertakings of the Company and the assets of any holding company used by Jim Wyant in structuring the contemplated transactions. Accordingly, at the option of either Derek or Lynne, the transaction described in this paragraph 2 shall be structured in a manner with the intent that such security may be lawfully granted and may be lawfully exercisable in circumstances of a default; such structure may include, without limitation, the interposition of one or more subsidiaries of the Company, the acquisition of shares by each of Derek and Lynne in the applicable subsidiary, the obligation of the Company to acquire such shares under certain circumstances and the securitizing of such obligation by a first-ranking charge on all of the assets and undertakings of the Company. The agreements to be executed at Closing shall provide for appropriate and reasonable covenants, default and acceleration clauses; and

                  iii)
                         238,000 shares of Hosposable plus one-twelfth of any additional Hosposable shares (or shares exchangeable into Hosposable stock) which may be received by the Company or by Jim's holding company for value in excess of the book value of the Company on the Hosposable transaction (including any "earn-out shares).

       3. It is agreed that if the Hosposable transaction is completed, then Gerald will exchange his shareholding in the Company for the following:

                  i)       $2.4 million cash; and

                  ii)      146,000 shares of Hosposable;

To the extent the Company has any amount in its capital dividend account, the first $2.4 million in the capital divided account will be transferred to Gerald. Any excess in the capital dividend account remaining shall be divided equally amount Jim, Derek and Lynne. The parties recognize that this streaming of the capital dividend account to Gerald may take place regardless of whether or not there is a completion of the transactions contemplated herein.

       4. The parties acknowledge that if the transactions described above proceeds, each of Derek, Lynne, Gerald and the Company will hold Hosposable shares. Derek and Lynne agree to transfer the voting rights attached to their Hosposable shares to a voting trust which would give Jim voting rights over the said Hosposable shares for a term not exceeding 15 years. On the sixth anniversary date of the Closing, Lynne and Derek will each receive one-tenth of their shares out of the voting trust and they will then be free to deal with these shares as they see fit save and expect that Jim will have a right of first refusal over such shares. Similarly, every year thereafter (on the anniversary date of the Closing) an additional 10% of the Hosposable shares will be released from the voting trust to each of Lynne and Derek subject to the right of first refusal to Jim contemplated herein. It is further agreed that Jim will have the power to sell the shares in the voting trust as long as the said shares are sold on the same terms and conditions as Jim sells Hosposable shares held by either him (directly or indirectly) or the Company and provided further that such sale is made at no less than fair market value and otherwise on commercially reasonable terms. (This obligation on Jim shall also apply to any Hosposable shares he may wish to sell.) It is agreed that any sale of Hosposable shares will be done on a one-third, one-third, one-third basis as between Jim (and the Company), Derek and Lynne until such time as there are no remaining shares of Derek and Lynne in the voting trust. It is expressly acknowledged that Gerald will be free to sell his shares of Hosposable as he sees fit and he will not be subject to the voting trust hereunder. The rights granted to Jim under this paragraph 4 shall be non-transferable and non-assignable. The voting trust and the rights granted to Jim under this paragraph shall terminate in the event of default in the payments contemplated at subsection 2(ii) above, with provision for a grace period and reinstatement of the voting trust in the event the default is cured.

       5. It is recognized by all of the parties hereto that the contemplated transactions of Lynne, Derek and Gerald should be done on a tax-effective basis. It is further acknowledged that the consent of Derek and Lynne to the proposed transactions has been based on assurances to them that the contemplated transactions can be structured by using holding companies and, at the corporate level, should result in no immediate tax to either of them, either as the result of the transaction described in paragraph 2 hereof (including the receipt of the Hosposable shares and the shares exchangeable into Hosposable stock as mentioned in subparagraph (iii) of said paragraph 2) or with respect to any dividends received by such holding companies on the preferred shares respectively held by them. Jim undertakes to engage tax counsel immediately after the signing of this agreement which tax counsel is to determine the tax liability, if any, of Derek and Lynne to the proposed transactions and shall render a written opinion thereon. Such tax counsel will fully cooperate with any tax advisors appointed by Derek or Lynne and will provide full details and explanations on any matters requested by them. The opinions of such tax counsel shall be subject to the review and concurrence of the tax advisors of Lynne and Derek as to the conclusions reached and the opinions expressed. If it is then determined that there is any tax liability to them, then Derek and Lynne will be entitled to cancel the transactions contemplated herein or to reach some other mutually satisfactory arrangement.

       6. It is recognized that each of Derek and Lynne will require their own professional advisers for the transactions contemplated herein and the Company agrees to pay the reasonable fees and disbursements of such advisers based on hourly rates, with no premium. Further, if all transactions contemplated herein close, then an additional $10,000 shall be paid to B.D.O. Dunwoody in recognition of previous services rendered to the Company and its shareholders.

       7. The parties acknowledge that if the Hosposable transaction closes, it should take place in November or December 1996 and that the transactions of Derek, Lynne and Gerald are dependent on the Hosposable transaction closing. If both the Hosposable transaction and the transactions involving Lynne and Derek's shares do not close by January 31st, 1997 (or such later date as is mutually acceptable to the parties hereto) for any reason other than the unjustifiable refusal of Derek and Lynne to sign, then Derek and Lynne will have the right to cancel this agreement with retroactive effect (save and except the possible payment of the capital dividend account to Gerald as contemplated by paragraph 3 hereof). The closing of the transaction relating to the sale of the shares of Derek and Lynne is further conditional upon the negotiation and execution of agreements in order to give effect to the subject matter hereof, in form and substance acceptable to the parties, acting reasonably and if the structure of the Hosposable transaction conforms in essence to that contemplated herein.

       8. This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Quebec. All dollar amounts herein are expressed in Canadian dollars.

       9. The parties hereto have requested this agreement and all court proceedings thereto related be drafted in English. Les parties aux presentes ont demande a ce que ce contrat et toutes procedures y afferentes soient redigees en anglais.

       10. The parties herein agree to keep the contents of this agreement strictly confidential expect where disclosures are required in conformity with the securities law of any jurisdiction.

       11. It is acknowledged by the parties hereto that Gerald Wyant has recently suffered a medical setback and may be unable to sign this agreement for the foreseeable future. Notwithstanding his lack of signature to this agreement, it shall be binding on Jim, Derek, Lynne and the Company.

       12. (a) This agreement may be executed in a number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement;

           (b) This agreement may not be amended expect by instrument in writing signed by all of the parties hereto;

           (c) Delivery of an executed copy of this agreement by way of telecopier facsimile shall constitute valid delivery thereof.

       IN WITNESS WHEREOF the parties hereto have signed as of the 2nd day of May, 1996.



                                                /s/ Derek Wyant
                                                ----------------------------
                                                    DEREK WYANT


                                                /s/ Lynne Emond
                                                ----------------------------
                                                    LYNNE EMOND


                                                /s/ Jim Wyant
                                                ----------------------------
                                                    JIM WYANT


                                                /s/ Gerald Wyant
                                                ----------------------------
                                                    GERALD WYANT

                                                    G.H. WOOD + WYANT INC.


                                            Per:/s/ Jim Wyant
                                                ----------------------------
                                                    JIM WYANT

                                                               EXHIBIT D

                          AMENDMENT TO SUPPLY AGREEMENT


                  Amendment to Supply Agreement dated the 27th day of February, 1991 among Hosposable Products, Inc., a New York corporation ("Hosposable") and Bridgewater Manufacturing Corp., a New Jersey corporation ("Bridgewater"; Hosposable and Bridgewater are collectively referred to herein as "Supplier") and Wyant & Company Limited, a Canadian corporation ("Purchaser").

                  WHEREAS, Supplier has agreed to sell to Purchaser 72 hours of production per week of its air-laid product as per specifications set forth in the Supply Agreement; and

                  WHEREAS, Purchaser agreed to purchase 72 hours of production per week phased in over a three-to-six month period from July 10, 1990; and

                  WHEREAS, during the phase-in period certain changes were mutually agreed upon with regard to specifications to meet particular new product demands; and

                  WHEREAS, during this phase-in period Supplier has entered into arrangements which will entail substantial production of air-laid product in amounts substantially greater than was contemplated on April 9, 1990 when the Supply Agreement was entered into;

                  NOW, THEREFORE, in consideration of the mutual covenants contained herein, it is agreed as follows:

                  FIRST: Supplier will advise Purchaser every two weeks of the availability of production time on its equipments. Upon notification from Purchaser, Supplier agrees to make available the aforesaid production capacity up to but not exceeding 72 hours per week.

                  In the event that Supplier cannot meet the Purchaser's requirement of air-laid production time, Supplier agrees to use its best efforts to attempt to obtain additional equipment in order to comply with Purchaser's requirements.

                  SECOND: Purchaser shall be required to provide Supplier with the right of first refusal on all of its requirement for aid-laid product prior to placing an order for said product with any other source of supply. Purchaser shall notify Supplier two weeks prior to its confirmation of a firm order for the purchase of air-laid equipment in the exact quantity at the exact price with complete, detailed specifications. Supplier shall have three business days to either accept or reject the aforesaid order. If Supplier has sufficient capacity, Supplier shall be required to accept the aforesaid order as submitted. In the event Supplier shall be unable to fill Purchaser's requirements, Purchaser shall be free to purchase the air-laid product from the independent source of supply.

                  THIRD: Purchaser shall not be required to purchase 72 hours of product per week of air-laid product from Supplier but in lieu thereof shall have granted to Supplier the right of first refusal provided above.

                  All of the other terms and conditions of the Supply Agreement shall remain in full force and effect.

                  IN WITNESS WHEREOF, the parties hereunto, intending to be legally bound, have caused this Amendment to be executed the date and year first above written.


                                HOSPOSABLE PRODUCTS, INC.



                                BY:/s/ Leonard Schramm
                                   ------------------------------
                                       Leonard Schramm, President


                                BRIDGEWATER MANUFACTURING CORP.



                                BY:/s/ Leonard Schramm
                                   ------------------------------
                                       Leonard Schramm, President


                                WYANT & COMPANY LIMITED



                                BY:/s/ James A. Wyant
                                   -------------------------------
                                       James A. Wyant, President